UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 01 May 2025

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 01 May 2025 — National Grid plc announces CEO succession plan

Exhibit 99.1

01 May 2025

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

National Grid plc announces Chief Executive Succession Plan

National Grid plc ("National Grid"), a leader in energy networks, is pleased to announce the appointment of Zoë Yujnovich as its next Chief Executive. She will succeed John Pettigrew who, after almost 10 years in post, has decided to retire from his role effective 16 November 2025.

Following a comprehensive succession planning process both the Board and John believe it is the right time to transition leadership at National Grid. Zoë's proven track record makes her ideally qualified to guide National Grid into its next phase of growth.

Zoë will join from Shell plc ("Shell") where she was, until recently, Integrated Gas and Upstream Director and a member of the Executive Committee. Prior to Shell, Zoë held a number of progressively senior roles at Rio Tinto, including President and Chief Executive of the Iron Ore company of Canada. She has recently joined the board of Unilever plc as a Non-Executive Director.

Zoë will join the National Grid Board as Chief Executive Designate on 1 September 2025 and will be appointed Chief Executive on 17 November 2025. John will retire from the Board of Directors and his role as Chief Executive on 16 November 2025, enabling a seamless transition and orderly handover of responsibilities.

John joined National Grid as a graduate in 1991. During his time at the company he has held a variety of senior roles, including UK Director of Engineering, Chief Operating Officer and Executive Vice President for the US Electricity Distribution & Generation business, Chief Operating Officer for UK Gas Distribution, and UK Chief Operating Officer, joining the National Grid Board as Executive Director, UK in 2014. He became Group Chief Executive in 2016.

Paula Reynolds, Chair, National Grid, said:

"The Board and I would like to thank John Pettigrew for his commitment and invaluable contribution to National Grid over the last three decades. His leadership as Chief Executive has been exemplary, driving the Group's strategic transformation, enabling the energy transition and delivering significant shareholder value. He will leave the Group in a strong financial and operational position to deliver on the exciting growth opportunity ahead.

"We are delighted to have found such a talented and worthy successor in Zoë Yujnovich, someone who is highly regarded in, and has wide experience of, the energy sector. An internationalist in outlook, she has a strong sense of purpose and is an inspiring leader. Further, she will arrive with a notable track record of delivering complicated, large scale capital projects in complex political environments.

John Pettigrew, Chief Executive, National Grid, said:

"It has been an immense honour for me to lead the company I joined as a graduate. All that I have achieved has only been possible because of the many talented people I have had the privilege to work with and learn from.

"With our position as a leader in energy networks across the UK and US assured, we are well placed to take advantage of the growth opportunities ahead. I am delighted to hand over to Zoë Yujnovich who has all the attributes required to deliver on the significant growth opportunity ahead and to guide National Grid on the next stage of its journey.

"There is still much to deliver before I retire from my role in November. Until then I remain fully focussed on ensuring we don't miss a beat and that I leave National Grid in the strongest possible position."

Zoë Yujnovich, Chief Executive Designate, National Grid said:

"I am honoured to have been selected as National Grid's next Chief Executive. I look forward to building on the tremendous work of John Pettigrew and everyone at National Grid in establishing it as a world-leading business with the strongest of foundations.

"I firmly believe in the vital function energy companies play in driving change and creating value. On both sides of the Atlantic National Grid has an essential role to play in making energy secure, affordable and reliable for our customers and communities.  I'm excited about leading National Grid as it delivers on the growth opportunities ahead."

Ends

Enquiries and contacts:

Media
Andrew Brown, Apella Advisors	+44 (0) 7721 513 777
Danielle Dominey-Kent	+44 (0) 7977 054 575

Investors and Analysts
Angela Broad	+44 (0) 7825 351 918
Tom Edwards	+44 (0) 7976 962 791
Cerys Reece	+44 (0) 7860 382 264

Notes

This announcement is being made pursuant to Listing Rule 6.4.6R.

There are no other matters to be disclosed under Listing Rule 6.4.8R in relation to Zoë Yujnovich's appointment.

The person responsible for making this announcement on behalf of National Grid plc is Julian Baddeley, Group Company Secretary.

About National Grid plc

National Grid lies at the heart of a transforming energy system, spanning the UK and the US. Our businesses supply gas and electricity, safely, reliably and efficiently to millions of customers and communities. But we also drive change through engineering innovation and by incubating new ideas with the power to revolutionise our industry.

National Grid is pioneering ways to decarbonise the energy system including delivering The Great Grid Upgrade - the largest overhaul of the UK grid in generations - and building the Upstate Upgrade, the largest investment in New York's electricity transmission network for over a century.

As one of the largest investor-owned energy companies in the world, National Grid is at the centre of a clean, fair and affordable energy future, and is one of the FTSE's largest investors in the energy transition.

Zoë Yujnovich's Biography

Zoë Yujnovich is an international business leader recognised for her prominent roles in the energy sector and delivering performance transformation.

Zoë began her career with Rio Tinto, holding senior management positions across diverse international markets including Australia, USA, UK, Brazil and Canada. Her significant experience managing cross-cultural teams and driving consistent outperformance through better workforce engagement at Rio Tinto positioned her as a respected figure in international business.

In 2014, Zoë joined Shell plc, initially as Executive Vice President in Canada, where she successfully led major infrastructure projects critical to the company's strategy and operational delivery. Subsequently, as Shell's Country Chair and Executive Vice President for Australia and New Zealand, she led the local operational and cultural integration of BG, a US$70bn acquisition.

Zoë's strategic capabilities were further recognized by her appointment as Shell's Executive Vice President of Conventional Oil and Gas, based in The Hague, where she managed global operations. In October 2021, Zoë was elevated to Shell's Executive Committee, based in London, as Director of Integrated Gas and Upstream, further underscoring her key role in navigating complex global energy challenges.

Zoë also serves as an Independent Non-Executive Director at Unilever PLC.

Remuneration arrangements

John Pettigrew

John Pettigrew will remain as Chief Executive until 16 November 2025, but will continue to be available to the Group through to the end of his 12 month notice period, which expires on 30 April 2026. His departure will be treated in accordance with the Directors' Remuneration Policy and his service contract. Accordingly, he will continue to receive his current level of salary and benefits up to the cessation of his employment.  He will be eligible, whilst he remains Chief Executive, for a pro rata annual bonus and LTPP award and will be treated as a good leaver for the purposes of his outstanding LTPP awards, which will be pro-rated to his date of leaving but will vest at the normal dates subject to the achievement of the relevant performance conditions.

Additional details will be set out in the section 430(2B) disclosure that will be made available on the Company's website following his departure from the Board and will also be set out in the Directors' Remuneration Report for the year ending 31 March 2026.

Zoë Yujnovich

Zoë Yujnovich will receive a base salary of £1,300,000 per annum. The remaining elements of her remuneration will be in line with the Directors' Remuneration Policy. On appointment, she will be granted share-based awards to replace remuneration foregone when leaving her previous employer.

Further details of her remuneration arrangements will be set out in the Directors' Remuneration Report for the year ending 31 March 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 01 May 2025